1,084,592 Units
Strategic Accelerated Redemption Securities®
Linked to the Common Stock of JPMorgan Chase & Co.,
due May 10, 2013
$10 principal amount per unit
Term Sheet No. 20

| | |
|---|---|
| Pricing Date | April 26, 2012 |
| Settlement Date | May 7, 2012 |
| Maturity Date | May 10, 2013 |
| CUSIP No. | 40433K116 |

## HSBC USA Inc.

# Strategic Accelerated Redemption Securities®

- The notes have a maturity of approximately one year, and are callable at approximately 6, 9 and 12 months after issuance

- The notes will be called at $10 per unit plus a Call Premium if the Observation Level of the common stock of JPMorgan Chase & Co. (the "Underlying Stock") on any Observation Date is equal to or greater than 100% of its Starting Value

- The Call Premium is 9.00% of the Original Offering Price if called on the first Observation Date, 13.50% of the Original Offering Price if called on the second Observation Date, and 18.00% of the Original Offering Price if called on the final Observation Date

- 1-to-1 downside exposure if the notes are not called and the closing price of the Underlying Stock on the final Observation Date is below the Threshold Value, which will be equal to 95% of the Starting Value

- Payments on the notes, including the payment of the Redemption Amount at maturity, are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange

 **Enhanced Return**

The notes are being offered by HSBC USA Inc. ("HSBC"). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under "Additional Terms" (together, the "Note Prospectus"). Investing in the notes involves a number of risks. **There are important differences between the notes and a conventional debt security, including different investment risks. See "Risk Factors" on page TS-4 of this term sheet and beginning on page S-9 of product supplement STOCK-STR-1. The notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is acting in its capacity as principal for your account.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

| | Per Unit | Total |
|---|---|---|
| Public offering price [(1)] | $10.000 | $10,845,920 |
| Underwriting discount [(1)] | $0.125 | $135,574 |
| Proceeds, before expenses, to HSBC | $9.875 | $10,710,346 |

[(1)]   See "Supplement to the Plan of Distribution and Role of MLPF&S."

**Merrill Lynch & Co.**
April 26, 2012



 **Enhanced Return**

# Summary

The Strategic Accelerated Redemption Securities® Linked to the Common Stock of JPMorgan Chase & Co., due May 10, 2013 (the "notes"), are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") and are not, either directly or indirectly, an obligation of any third party. The notes offered hereunder are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt obligations. Any payment to be made on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.**

The notes provide for an automatic call if the Observation Level of the common stock of JPMorgan Chase & Co. (the "Underlying Stock") on any Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive the Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date may be less than the Original Offering Price per unit and will be based on the percentage decrease in the value of the Underlying Stock from the Starting Value to the Ending Value in excess of the Threshold Value. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have us call their notes on any Observation Date. Investors' gain or loss generally will be long-term capital gain or loss if the notes are held for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, any capital gain or loss generally will be short-term capital gain or loss. Any such gain or loss is subject to certain tax implications, set forth under "Summary Tax Consequences."

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK-STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to "we," "us," "our," or similar references are to HSBC.

## Terms of the Notes

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Original Offering Price:** | $10.00 per unit |
| **Term:** | Approximately one year |
| **Market Measure:** | Common stock of JPMorgan Chase & Co. (NYSE symbol: "JPM") |
| **Starting Value:** | 43.63, the volume weighted average price on the pricing date. |
| **Volume Weighted Average Price:** | The volume weighted average price (rounded to two decimal places) shown on page "AQR" on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges. |
| **Ending Value:** | The Observation Level on the final Observation Date. If it is determined that the scheduled final Observation Date is not a trading day, or if a Market Disruption Event occurs on the scheduled final Observation Date, the Ending Value will be determined as more fully described beginning on page S-20 of product supplement STOCK-STR-1. |
| **Observation Level:** | The Closing Market Price of one share of the Underlying Stock on any Observation Date, multiplied by the Price Multiplier. |
| **Observation Dates:** | October 19, 2012, January 22, 2013, and May 3, 2013 (the final Observation Date). The Observation Dates are subject to postponement as described on page S-20 of product supplement STOCK-STR-1. |
| **Call Level:** | 100% of the Starting Value |
| **Call Amounts (per Unit):** | $10.90 if called on October 19, 2012 $11.35 if called on January 22, 2013, and $11.80 if called on May 3, 2013. |
| **Call Premium:** | 9.00% of the Original Offering Price if called on the first Observation Date, 13.50% if called on the second Observation Date, and 18.00% if called on the final Observation Date. |
| **Call Settlement Date:** | The fifth business day following an Observation Date, if the notes are called on that Observation Date, subject to postponement as described on page S-20 of product supplement STOCK-STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date. |
| **Threshold Value:** | 41.45 (95% of the Starting Value, rounded to two decimal places). |
| **Price Multiplier:** | 1, subject to adjustment for certain corporate events relating to the Underlying Stock described in product supplement STOCK STR-1. |
| **Calculation Agent:** | HSBC and MLPF&S, acting jointly. |
| **Fees Charged:** | The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.050 per unit more fully described on page TS-5. |

## Redemption Amount Determination

### Automatic Call Provision:

If on any Observation Date, the Observation Level is equal to or greater than the Call Level, the notes will be automatically called. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.



Is the Observation Level equal to or greater than the Call Level?

Yes → The notes will be called on that Observation Date and you will receive per unit: $10 + the Call Premium applicable to that Observation Date

No → The notes will not be called

### Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:



Is the Ending Value equal to or greater than the Threshold Value?

Yes → You will receive per unit: $10

No → You will receive per unit:

$$\$10 + \left[ \$10 \times \left( \frac{\text{Ending Value} - \text{Threshold Value}}{\text{Starting Value}} \right) \right]$$

*In this case, you will receive a Redemption Amount that is less, and possibly significantly less, than the Original Offering Price per unit.*

# Hypothetical Payments

Set forth below are five **hypothetical** examples of payment calculations (rounded to two decimal places). These examples have been prepared for purposes of illustration only. Your actual return will depend on the **actual** Starting Value, Threshold Value, Call Level, Observation Level, Call Premium, and term of your investment. These **hypothetical** examples are based on:

1) a Starting Value of 100.00;

2) a Threshold Value of 95.00, or 95.00% of the Starting Value;

3) a Call Level of 100.00, or 100.00% of the Starting Value;

4) the term of the notes from May 7, 2012 to May 10, 2013;

5) the Call Premium of 9.00% of the Original Offering Price if the notes are called on the first Observation Date, 13.50% if the notes are called on the second Observation Date, and 18.00% if the notes are called on the final Observation Date; and

6) Observation Dates occurring on October 19, 2012, January 22, 2013, and May 3, 2013.

**The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 43.63, which was the volume weighted average price of the Underlying Stock on the pricing date. For recent actual values of the Underlying Stock, see "The Underlying Stock" section below, beginning on page TS-6.**

*Notes Are Called on an Observation Date*

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 – The Observation Level on the first Observation Date is 110.00. Therefore the notes will be called at $10.00 plus the Call Premium of $0.90 or $10.90 per unit.

Example 2 – The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.35 or $11.35 per unit.

Example 3 – The Observation Levels on the first and second Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.80 or $11.80 per unit.

*Notes Are Not Called on any Observation Date*

Example 4 – The notes are not called on any of the Observation Dates and the Ending Value is 97.00, which is greater than the Threshold Value of 95.00. Therefore, the Redemption Amount per unit will be $10.00.

Example 5 – The notes are not called on any of the Observation Dates and the Ending Value is less than the Threshold Value of 95.00. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price per unit. For example, if the Ending Value is 80.00, the Redemption Amount will be:

$$\$10 + \left[ \$10 \times \left( \frac{80.00 - 95.00}{100.00} \right) \right] = \$8.50 \text{ per unit}$$

| | Notes Are Called on an Observation Date | | | Notes Are Not Called on Any Observation Date | |
|---|---|---|---|---|---|
| | **Example 1** **First Observation Date** | **Example 2** **Second Observation Date** | **Example 3** **Final Observation Date** | **Example 4** **Final Observation Date** | **Example 5** **Final Observation Date** |
| Starting Value | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Call Level | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Threshold Value | 95.00 | 95.00 | 95.00 | 95.00 | 95.00 |
| Observation Level/Ending Value | 110.00 | 105.00 | 105.00 | 97.00 | 80.00 |
| Total Return of the Underlying Stock[1] | 11.22% | 6.89% | 7.62% | -0.38% | -17.38% |
| Return of the Notes | 9.00% | 13.50% | 18.00% | 0.00% | -15.00% |
| Redemption Amount per Unit | $10.90 | $11.35 | $11.80 | $10.00 | $8.50 |

[1] The total return of the Underlying Stock assumes:

(a) a percentage change in the price of the Underlying Stock that equals the percentage change in the price of the Underlying Stock from the **hypothetical** Starting Value to the **hypothetical** Observation Level or Ending Value, as applicable;

(b) a constant dividend yield of 2.60% per annum, the dividend yield as reported by Bloomberg L.P.; and

(c) no transaction fees or expenses.



# Strategic Accelerated Redemption Securities®
Linked to the Common Stock of JPMorgan Chase & Co., due May 10, 2013

**Enhanced Return**

## Risk Factors

*We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Stock. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this free writing prospectus and the accompanying product supplement, prospectus supplement and prospectus.*

*In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."*

- If the notes are not called prior to maturity, your investment may result in a loss; you may not receive a return of some or all of your principal.

- Your return, if any, is limited to the return represented by the Call Premium.

- Your yield may be less than the yield on a conventional debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- Your investment return may be less than the return on a comparable investment directly in the Underlying Stock.

- You must rely on your own evaluation of the merits of an investment linked to the Underlying Stock.

- Commissions, fees and hedging costs as described on page TS-5 may affect the price at which you will be able to sell the notes in secondary market transactions.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

- The amount that you receive at maturity or upon a call will not reflect changes in the value of the Underlying Stock other than on the Observation Dates.

- If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

- Our purchases and sales, and those of MLPF&S may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.

- You will have no rights as a securityholder, you will have no rights to receive shares of the Underlying Stock, and you will not be entitled to dividends or other distributions by the Underlying Company.

- The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Stock. See "Description of the Notes—Anti-Dilution Adjustments" beginning on page S-23 of product supplement STOCK STR-1.

- We and MLPF&S do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.

- Our business activities and those of MLPF&S relating to the Underlying Company may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page S-39 of product supplement STOCK-STR-1.


## Investor Considerations

**You may wish to consider an investment in the notes if:**

- You anticipate that the closing value of the Underlying Stock will be equal to or greater than the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in that case.

- You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Underlying Stock from the Starting Value to the date on which the notes are called.

- You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the Original Offering Price per unit.

- You accept that your investment will result in a loss, which could be significant, if the closing value of the Underlying Stock is below the Threshold Value on the final Observation Date.

- You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

- You seek exposure to the Underlying Stock with no expectation of receiving dividends or other benefits of owning the Underlying Stock.

- You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness and their market value may be less than their Original Offering Price.

- You are willing to make an investment, the payment on which depends on our creditworthiness, as the Issuer of the notes.

**The notes may not be an appropriate investment for you if:**

- You wish to make an investment in notes that cannot be automatically called prior to maturity.

- You anticipate that the price of the Underlying Stock will decrease from the Starting Value to the Ending Value.

- You anticipate that the Observation Level will not be equal to or greater than the Call Level on any Observation Date.

- You seek a return on your investment that will not be capped at the Call Premium.

- You seek 100% return of principal at maturity.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the Underlying Stock.

- You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

- You are unwilling or are unable to assume the credit risk associated with us, as the Issuer of the notes.

## Supplement to the Plan of Distribution and Role of MLPF&S

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.050 per unit representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount.  This charge and fee reduce the economic terms of the notes.  In arranging the hedge transaction for the notes, MLPF&S seeks competitive terms from third parties, which could include one of our affiliates.  Additional profits and losses may be realized by the hedge providers from these hedging transactions.  For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see "Risk Factors—General Risks Relating to the Notes" beginning on page S-9 and "Use of Proceeds" on page S-18 in product supplement STOCK-STR-1.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices.  MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

# The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. We have not performed any independent review of the following information. The Underlying Company has stated in its filings with the SEC that, it provides global financial services and retail banking. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card member services, commercial banking, and home finance. The company serves business enterprises, institutions, and individuals.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC's web site at http://www.sec.gov by reference to SEC CIK number 019617 and file number 333-177923.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. The Underlying Company will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company's publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the New York Stock Exchange under the symbol "JPM."

**Historical Data**

The following table sets forth the high and low Closing Market Prices of the shares of the Underlying Stock from the first quarter of 2007 through the pricing date on the primary exchange. The Closing Market Prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical Closing Market Prices of shares of the Underlying Stock should not be taken as an indication of its future performance, and we cannot assure you that the price per share of the Underlying Stock will not decrease to a level that is less than the Threshold Value. In addition, we cannot assure you that the price per share of the Underlying Stock will increase so that the notes will be automatically called.

| | | High ($) | Low ($) |
|---|---|---|---|
| 2007 | First Quarter | 51.65 | 46.70 |
| | Second Quarter | 53.20 | 48.24 |
| | Third Quarter | 50.05 | 43.00 |
| | Fourth Quarter | 47.58 | 40.46 |
| 2008 | First Quarter | 48.25 | 36.48 |
| | Second Quarter | 49.25 | 34.31 |
| | Third Quarter | 48.24 | 31.02 |
| | Fourth Quarter | 49.85 | 22.72 |
| 2009 | First Quarter | 31.35 | 15.90 |
| | Second Quarter | 38.94 | 27.25 |
| | Third Quarter | 46.47 | 32.27 |
| | Fourth Quarter | 47.16 | 40.27 |
| 2010 | First Quarter | 45.02 | 37.70 |
| | Second Quarter | 47.81 | 36.61 |
| | Third Quarter | 41.64 | 35.63 |
| | Fourth Quarter | 42.67 | 36.96 |
| 2011 | First Quarter | 48.00 | 43.40 |
| | Second Quarter | 47.64 | 39.49 |
| | Third Quarter | 42.29 | 29.27 |
| | Fourth Quarter | 37.02 | 28.38 |
| 2012 | First Quarter | 46.27 | 34.91 |
| | Second Quarter (through the pricing date) | 46.13 | 42.72 |

*This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.*

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.


# Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid derivative contracts with respect to the Market Measure that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Market Measure.

- Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement STOCK-STR-1) generally will recognize capital gain or loss upon receipt of a cash payment at maturity or upon a sale, exchange, redemption, retirement or other disposition of the notes. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

**You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page S-39 of product supplement STOCK-STR-1.**

# Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.


# Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

- Product supplement STOCK-STR-1 dated April 12, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412021272/v309120_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*Our Central Index Key, or CIK, on the SEC Website is 83246.*

**We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.**

 ## Enhanced Return

*MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.*

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Strategic Accelerated Redemption Securities®" is the registered service mark of Bank of America Corporation, the parent corporation of MLPF&S.